EXHIBIT 99.10

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the three and six-month periods ended June 30, 2012 compared with the three and six-month periods ended June 30, 2011. Together with the condensed interim consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the year. The Company’s functional and reporting currency is the United States dollar. This MD&A is current to July 24, 2012 and should be read in conjunction with the Company’s Annual Information Form and other corporate filings available at www.sedar.com (“SEDAR”). Management is responsible for the consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The Audit Committee reviews the interim condensed consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the interim condensed consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Note 2 and 3 of the December 31, 2011 consolidated financial statements for disclosure of the Company’s significant accounting policies.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”). As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Q2 2012 RESULTS

Overview

Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI). The Company owns and operates the Mulatos mine (“Mulatos” or the “Mine”) within the Salamandra group of concessions located in the state of Sonora in northwest Mexico. In addition, the Company owns the Ağı Dağı, Kirazlı and Çamyurt gold development projects, located in the Biga Peninsula of northwestern Turkey.

Mexico

The Salamandra group of concessions comprises 30,536 hectares, and contains the producing Mulatos mine as well as several advanced and grassroots exploration projects. The Mine achieved commercial production in 2006 and produces gold in dore form for shipment to a refinery. Exploration potential includes both mineralized extensions and satellite deposits in close proximity to the existing mining operations. Proven and probable reserves as at December 31, 2011 were 65.0 million tonnes grading 1.14 grams of gold per tonne of ore (“g/t Au”) for approximately 2.4 million contained ounces of gold, providing a mine life of approximately nine years at current production levels.

Turkey

In early 2010, the Company acquired the 12,055 hectare Ağı Dağı and Kirazlı gold development projects, which contain established mineral resources and several highly prospective exploration targets. In June 2012, the Company published a positive preliminary feasibility study for the Ağı Dağı and Kirazlı gold development projects in Turkey, showing total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver. In addition, the Company owns the Çamyurt exploration project located approximately three kilometres southeast of Ağı Dağı. The Company released an initial inferred mineral resource estimate for the Çamyurt project in June 2012 of 24.6 million tonnes grading 0.81 g/t Au and 4.77 g/t Ag for 640,000 ounces of gold and 3.8 million ounces of silver.

Measured and indicated mineral resources at Ağı Dağı and Kirazlı (reported at a 0.2 g/t Au cut-off) at December 31, 2011 total 110.1 million tonnes grading 0.62 g/t Au and 4.76 g/t silver (“Ag”) for approximately 2.2 million ounces of gold and 16.8 million ounces of silver. Inferred mineral resources total 26.4 million tonnes grading 0.53 g/t Au and 4.36 g/t Ag, for approximately 0.5 million contained ounces of gold and 3.7 million contained ounces of silver.

Second Quarter 2012 Highlights

Financial Performance

•	Sold a record 50,000 ounces of gold for record quarterly revenues of $80.9 million

•	Generated strong cash from operating activities before changes in non-cash working capital of $41.9 million ($0.35 per basic share)

•	After changes in non-cash working capital, the Company generated record quarterly cash from operating activities of $44.1 million ($0.37 per basic share)

•	Realized quarterly earnings of $24.7 million ($0.21 per basic share)

•	Increased cash and cash equivalents and short-term investments to $281.5 million at June 30, 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Operational Performance

•	Produced a record 48,200 ounces of gold at a cash operating cost of $323 per ounce of gold sold (total cash costs including royalties were $408 per ounce of gold sold)

•	Achieved record average quarterly crusher throughput of 16,800 tonnes per day (“tpd”), including an average of 18,000 tpd in the months of April and May

Exploration and Development

•

Completed a positive preliminary feasibility study for the Ağı Dağı and Kirazlı gold projects in Turkey, which outlined total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver, and an after-tax internal rate of return (“IRR”) of 22.3% using analyst long term consensus gold prices averaging $1,239 per ounce

•

Published an initial inferred mineral resource estimate for the Çamyurt project of 24.6 million tonnes grading 0.81 g/t Au and 4.77 g/t Ag for 640,000 ounces of gold and 3.8 million ounces of silver, a substantial addition to the Company’s resource base in Turkey

Results of Operations

Gold production of 48,200 ounces in the second quarter of 2012 increased 34% compared to 36,000 ounces in the same period of 2011, and increased 19% compared to gold production in the first quarter of 2012. In the table below, the tonnes of crushed ore stacked on the leach pad excludes mill tailings, which are included within the number of tonnes of crushed ore milled. The table below outlines key production indicators for the second quarters and year-to-date in 2012 and 2011:

Production summary	Q2 2012	Q2 2011	YTD 2012	YTD 2011

Ounces produced (1)	48,200	36,000	88,700	73,500

Crushed ore stacked on leach pad (tonnes) (2)	1,486,000	1,373,000	2,711,000	2,442,000
Grade (g/t Au)	1.15	1.27	1.16	1.27
Contained ounces stacked	54,900	56,100	101,000	99,500

Crushed ore milled (tonnes)	44,500	-	69,600	-
Grade (g/t Au)	10.78	-	10.56	-
Contained ounces milled	15,400	-	23,600	-

Ratio of total ounces produced to contained ounces stacked and milled	68%	64%	71%	74%

Total ore mined (tonnes)	1,498,000	1,320,000	2,765,000	2,494,000
Waste mined (tonnes)	1,013,000	850,000	1,788,000	1,490,000
Total mined (tonnes)	2,511,000	2,170,000	4,553,000	3,984,000

Waste-to-ore ratio	0.68	0.64	0.65	0.60

Ore crushed per day (tonnes) – combined	16,800	15,000	15,300	13,500

(1)

Reported gold production for Q2 2011 and YTD 2011 has been adjusted to reflect final refinery settlement. Reported gold production for Q2 2012 and YTD 2012 is subject to final refinery settlement and may be adjusted.

(2)	Excludes mill tailings stacked on the heap leach pad during the period.

Q2 2012 RESULTS

Gold Production

Higher gold production in the second quarter of 2012 relative to the second quarter of 2011 was attributable to a full quarter of production from the gravity mill, as well as a 12% increase in crusher throughput, partially offset by a lower grade of ore mined and stacked on the leach pad.

Crusher Throughput

Crusher throughput in the second quarter of 2012 averaged 16,800 tpd, 12% higher than 15,000 tpd in the same period of last year but below the annual average budgeted rate of 17,500 tpd. During the months of April and May, crusher throughput averaged over 18,000 tpd, but dropped significantly in the month of June as a result of unscheduled downtime caused by a defect in the structural base of the primary crusher, causing premature liner wear and failure. This issue was resolved by the end of the second quarter and throughput in July 2012 is approximately 17,000 tpd. In 2012, higher crusher throughput has been achieved without sacrificing size quality. The size of crushed ore stacked on the leach pad was consistent with budgeted levels, with over 90% passing 3/8th of an inch in the second quarter of 2012.

Commissioning of the gravity mill to process ore from the Escondida high grade zone was completed in the first quarter of 2012. During the second quarter, the mill operated at budgeted levels of 500 tpd; a total of 44,500 tonnes of high grade ore was processed.

Escondida High Grade Zone

In 2006 the Company identified Escondida as the first high grade zone in close proximity to the Mulatos mine. Exploration activities to date have delineated a mineral reserve of 434,000 tonnes grading 11.81 g/t Au for 164,792 contained ounces.

Drill results supporting the mineral reserve were obtained mainly from an exploration tunnel through the middle of the deposit, where high concentrations of coarse gold were found.

A bulk sample test in 2007 to assess the zone’s grade involved approximately 50 times the volume of prior drill indicated samples. The mean bulk grade of the samples averaged 25.48 g/t Au; illustrating the potential for much higher grades than demonstrated through drill testing. In early 2012 the Company completed construction of a gravity mill to process high grade ore mined from Escondida. The second quarter of 2012 was the first full quarter of mining operations within the zone.

The budgeted grade of ore mined from Escondida for 2012 is 13.4 g/t Au. However, the mined grade in the second quarter of 2012 was 10.78 g/t Au. The reconciliation of mined blocks to the Escondida high grade zone block model for the quarter ended June 30, 2012 was +21%, -25% and -9% for tonnes, grade and ounces respectively.

In the months of April and May 2012, the tonnes and grade of Escondida ore mined was consistent with the block model. However, in the month of June there was a significant increase in tonnes mined relative to the block model, which was more than offset by a decrease in the grade mined. A small area that had been modelled as containing high gold concentrations (25 g/t Au +) did not have the quantity of gold anticipated. A detailed review of the mining sequence relative to the block model indicated that difficulties arising from mining through the top of the exploration tunnels caused this variance. Though the reconciliation was negative with respect to grade and ounces in the month of June, the Company believes this is not representative of the total deposit and that substantial upside with respect to grade remains.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The Company has mined the top section and contact areas of the perimeter of the modelled Escondida zone, totalling 65,000 tonnes of high grade ore and representing approximately 15% of the pit-contained high grade mineral reserve tonnes. The material mined has been from above the main body of the deposit where the exploration tunnel was developed and the high-grade bulk sample results were obtained. Visual inspection of the benches mined show that they do not have all of the characteristics of the high-grade material observed and sampled in the exploration tunnel.

The exploration tunnel was driven up through the bottom of the deposit and topped out near the upper contact; however, the concentrations of coarse, visible gold were observed several meters below the top of the deposit, where mining activities have not yet started. For this reason, the Company believes that the grades mined in the second quarter of 2012 are not indicative of the remainder of the deposit and expects higher grades in the second half of 2012, as mining begins in the main body of the zone.

In order to validate the block model and further assess the potential for future positive grade reconciliation, the Company initiated an 18-hole reverse-circulation (“RC”) drill program in early July 2012. The objective of this program was to drill test the grades indicated in the block model to confirm its results. Internal assays from this program support the block model and the potential for higher mined grades throughout the remainder of the deposit. The Company expects higher production from the Escondida zone in the third quarter of 2012.

Grade

The grade of the crushed ore stacked on the leach pad in the second quarter of 2012 of 1.15 g/t Au was higher than the full year budgeted grade of 1.00 g/t Au, and below the grade in the second quarter of 2011 of 1.27 g/t Au. Applying higher gold price assumptions to the mine model has resulted in material previously classified as waste becoming economic to mine and therefore classified as low grade ore. This has the effect of lowering the average grade mined.

The reconciliation of mined blocks to the block model for the quarter ended June 30, 2012 was -8%, +6% and -2% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the project-to-date reconciliation is +1%, +8%, +9% for tonnes, grade and ounces, respectively. Positive reconciliation variances indicate that the Company is mining more gold than what was indicated in the reserve model.

Recovery Ratio

The recovery ratio1 in the second quarter of 2012 was 68%, below the Company’s budgeted average recovery ratio for the year of 77%. The lower recovery ratio was primarily attributable to the gravity mill. Recoveries from the gravity mill have been continuously improving since mill start-up in the first quarter of 2012; however, they remain below budgeted levels of 90%. While the lower mill recoveries slow the gold recovery process, they do not affect ultimate recoveries of the Escondida high grade ore, as tailings from the milling process are stacked on the leach pad, where bottle roll testing indicates that over 90% of this gold is recovered. In the second quarter, the mill recovery was approximately 65%. This shortfall in recovery has

[1]	“recovery ratio” is defined as the ratio of gold ounces produced divided by the number of contained ounces stacked over a specific period.

Q2 2012 RESULTS

resulted from more fine gold particles being encountered in the Escondida ore than anticipated. Subsequent to quarter end, the Company began operating a Falcon concentrator alongside the mill’s inline pressure jigs. This is expected to improve mill recoveries to approximately 80%. The Company expects the overall recovery ratio to improve in the third quarter of 2012 as mill recoveries rise and the recoverable gold from mill tailings stacked in the second quarter is produced.

Operating Costs

The following table compares costs per tonne for the periods ended 2012 and 2011:

Costs per tonne summary	Q2 2012(1)	Q2 2011(2)	YTD 2012(1)	YTD 2011(2)
Mining cost per tonne of material (ore and waste)	$2.51	$2.13	$2.56	$2.07

Waste-to-ore ratio	0.68	0.64	0.65	0.60

Mining cost per tonne of ore	$4.21	$3.51	$4.21	$3.31
Crushing/conveying cost per tonne of ore	$2.08	$2.43	$2.23	$2.47
Processing cost per tonne of ore	$3.02	$2.13	$2.88	$2.60

Mine administration cost per tonne of ore	$1.81	$1.88	$1.94	$2.04

Total cost per tonne of ore (1), (2)	$11.12	$9.95	$11.26	$10.42

(1)	Q2 and YTD 2012 cost per tonne reflects total costs related to crushed ore stacked on the leach pad and crushed ore milled on a blended basis
(2)	Q2 and YTD 2011 cost per tonne figures represent costs related crushed ore stacked on the leach pad only

Total cost per tonne of ore in the second quarter 2012 of $11.12 increased 12% compared to the same period of 2011. The higher cost per tonne of ore in the second quarter of 2012 is primarily attributable to higher mining costs, increases in input costs (including higher salaries and rising cyanide and diesel costs), as well as costs associated with the gravity mill, which are reflected in the 2012 cost per tonne figures. These inflationary pressures were partially offset by lower power consumption in 2012 than in 2011 resulting from operational efficiencies. In addition, the Mexican peso weakened relative to the United States dollar in the second quarter of 2012 which had the effect of lowering costs in the second quarter of 2012 given that approximately half of the Company’s operating costs are Mexican peso-denominated.

Mining cost per tonne of material was $2.51 in the second quarter of 2012, 18% higher than $2.13 in the second quarter of 2011, as a result of higher drilling, blasting and maintenance costs, offset by a higher number of tonnes of ore mined, which reduces the per unit cost of fixed charges.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Crushing and conveying cost per tonne of ore of $2.08 was 14% lower in the second quarter of 2012 than in 2011. In late 2011 and early 2012, the Company reconfigured the crushing circuit, which has reduced power and maintenance costs on a per tonne basis.

Processing costs per tonne of ore in the second quarter of 2012 were $3.02 compared to $2.13 in 2011, a 42% increase. Higher processing costs were attributable to higher reagent costs, including cyanide, as well higher per-tonne costs associated with gravity mill throughput.

Mine administration costs per tonne of ore in the second quarter of 2012 decreased 4% relative to the comparable period in 2011. Higher crusher throughput had the effect of lowering fixed costs on a per tonne cost basis, and this saving was partially offset by headcount additions.

Cash operating costs of $323 per ounce of gold sold in the second quarter of 2012 were below the low end of the Company’s guidance of $365 per ounce, and 9% lower than $355 per ounce reported in the second quarter of 2011. This decrease is primarily due to the lower cash costs attributable to ounces produced from the Escondida high grade zone in the second quarter of 2012, as well as the weakening Mexican peso, which had the effect of lowering Mexican peso-denominated costs. These cost reductions were offset by higher input costs, including labour, cyanide and diesel.

Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to mill processing or to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory. A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation	Q2 2012	Q2 2011

Total cost per tonne of ore	$11.12	$9.95
Ore stacked / milled (tonnes)	1,530,500	1,373,000
Total cost	$17,019,000	$13,661,000
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	($869,000)	($244,000)
Mining and processing costs allocated to ounces sold as reported on income statement	$16,150,000	$13,417,000
Ounces sold	50,000	37,800
Cash operating cost per ounce sold	$323	$355

In the second quarter of 2012, the Company increased the number of ounces on the leach pad inventory, as the number of ounces produced was lower than the number of recoverable ounces stacked. Leach pad inventory, which incorporates both cash operating costs and amortization, has increased to $14.0 million at June 30, 2012 from $11.9 million at December 31, 2011, reflecting more ounces on the pad and higher amortization per ounce in inventory.

Q2 2012 RESULTS

Investments in Mineral Property, Plant and Equipment and Acquisitions

A summary of the cash invested in operating capital and development activities for the period ended June 30, 2012 is presented below:

	Q2 2012 ($000)	YTD 2012 ($000)
Operating and expansion capital – Mexico
Crushing system	$423	$2,046
Gravity mill	623	1,759
Component changes	930	2,459
Inter-lift liners	1,318	1,318
Construction	800	1,083
Other	803	1,945
	4,897	10,610
Development – Mexico
Escondida/El Salto development	2,038	7,873
Capitalized exploration	806	2,316
Mulatos relocation	110	189
	2,954	10,378
Development – Turkey
Development and capitalized exploration	2,284	5,315
Equipment	25	40
	2,309	5,355
Head office – Toronto
Leasehold improvements and furniture	89	120

Cash invested in mineral property, plant and equipment and exploration and evaluation assets	$10,249	$26,463

Operating and Expansion Capital - Mexico

Operating capital spending in Mexico in the second quarter of 2012 included sustaining capital totalling $4.9 million, including $1.3 million on inter-lift liners for the leach pad, $1.0 million related to the gravity mill and crushing circuit, $0.9 million for component changes and $1.7 million of other sustaining capital.

With the completion of major capital projects in the first quarter of 2012, forecasted operating capital spending for the remainder of 2012 includes approximately $5 million of sustaining capital and construction capital. There are no additional major capital expansion projects currently budgeted in Mexico for 2012.

Development - Mexico

Development activities in Mexico in the second quarter of 2012 were focused on completion of the Escondida development project and developing the El Salto portion of the Mulatos pit. Total spending related to Escondida was $1.4 million and involved the completion of waste removal activities, as well as pit design and pit stability work. In the second quarter, $0.6 million was invested in the development of El Salto.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The Company continues to seek additional sources of high-grade material as additional feed for the mill. Metallurgical testing completed in 2011 demonstrated that higher grade ore at San Carlos is amenable to gravity processing, potentially more than doubling the amount of feed available for the gravity plant. In addition, drill results at El Victor North have intercepts of high-grade material, suggesting the potential for an additional source of future gravity mill feed. Metallurgical testing and further exploration work is planned to further delineate these high-grade zones.

Development – Turkey

In early 2010, the Company acquired the Ağı Dağı and Kirazlı gold projects located on the Biga Peninsula of northwestern Turkey. Ağı Dağı is located approximately 50 kilometres southeast of Çanakkale and Kirazlı is located approximately 25 kilometres northwest of Ağı Dağı. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

In March 2010, the Company released a Scoping Study on Ağı Dağı and Kirazlı. The Scoping Study indicated that the projects could produce a total of 1.139 million ounces over an eight-year mine life at an estimated capital cost of $235 million and an average total cash cost of $314 per ounce. These results supported the decision to advance the project to the preliminary feasibility stage. In 2011, in addition to continued exploration success at Ağı Dağı and Kirazlı, the Company discovered the Çamyurt deposit and determined that it had the potential to be a stand-alone mining project.

In June 2012, the Company published a robust preliminary feasibility study summary of the Ağı Dağı and Kirazlı projects. The highlights of which are summarized below:

•	Total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver.

•	Annual combined gold production is expected to peak in 2017 at 237,000 ounces, and will average 166,000 ounces per year over the nine year combined mine life.

•	First gold production from the Kirazlı project in 2014, followed by gold production from Ağı Daği in 2016.

•	Mine life of seven years for Ağı Dağı and five years for Kirazlı.

•	Pre-production capital expenditures of $424.4 million.

•	Average life of mine cash operating costs of $544 per ounce sold, total cash costs per ounce sold of $579.

•	At a $1,239 per ounce gold price assumption, after-tax net present value (“NPV”) at a 5% discount rate of $275.6 million and after-tax internal rate of return (“IRR”) of 22.3%.

•	At a gold price of $1,575 per ounce, after-tax NPV at a 5% discount rate increases to $604.6 million and after-tax IRR of 36.5%.

In addition, the Company reported an initial inferred mineral resource estimate of 640,000 ounces at Çamyurt. Inclusion of the Çamyurt resource into a development scenario represents a major opportunity to further enhance the economic potential of the Company’s Turkish projects. The preliminary feasibility study for Ağı Dağı and Kirazlı incorporates significant capital spending on infrastructure that is expected to benefit the economics of the Çamyurt project. The average grade of the resources at Çamyurt is substantially higher than at the Ağı Dağı and Kirazlı projects. As a result, once Çamyurt is factored into the Company’s development plan, it is expected to reduce cash costs per ounce on a combined project basis, as well as enhance combined project economics.

Q2 2012 RESULTS

The Company is currently focused on completing and submitting the final environmental impact assessment reports for Ağı Dağı and Kirazlı, and expects responses from the government in the first and second quarters of 2013. Permitting and construction activities are expected to take up to 18 months once the final EIAs are approved.

In the second quarter of 2012, total expenditures in Turkey were $3.9 million, of which $2.3 million was capitalized. Investments were focused on exploration, engineering and permitting work to support the preliminary feasibility study. The Company had three drill rigs operating in the second quarter of 2012, focused on condemnation, geotechnical and exploration drilling at a cost of $2.1 million. In addition, consultant costs related to the pre-feasibility study totalled $1.3 million, while capital purchases, salaries and other costs comprised $0.5 million.

Exploration Summary

Total exploration expenditures in the second quarter of 2012 were $4.1 million. In Mexico, total exploration spending was $2.0 million, of which $0.8 million of drilling costs at San Carlos and El Victor were capitalized and $1.2 related to drilling at East Estrella, early-stage project work and administration costs were expensed. Total exploration spending in Turkey was $2.1 million, of which $1.6 million related to drilling at Firetower and Rockpile was expensed, while $0.5 million related to development work at Ağı Dağı and Kirazlı was capitalized.

Exploration - Mexico

The Company has completed 31,800 metres (“m”) of drilling in 190 holes to date in 2012. Exploration activities in the second quarter were focused on infill and step-out drilling at East Estrella, step-out and geotechnical drilling at San Carlos, and exploration and geotechnical drilling at Compadres.

San Carlos

In the second quarter of 2012, the Company invested $0.5 million at San Carlos, which was capitalized. Exploration activities at San Carlos in the second quarter of 2012 focused on testing high grade extensions northeast of the existing mineral resource area with step-out drilling. The steep incline in topography to the northeast has made drilling the mineralized extensions difficult and hole deviations wide, considering the mineralized targets are more than 300 m from surface. Drill hole 12SC168 hit the high grade zone, returning 19.82 m of 10.4 g/t Au, including 9.15 m of 21.2 g/t Au. This high grade zone was encountered approximately 550 m east of the main San Carlos mineral resource and reserve.

In 2011, the Company obtained positive results from metallurgical testing conducted on high-grade ore at San Carlos. The results indicated that the high-grade ore at San Carlos is amenable to gravity seperation, capable of providing an additional source of feed for the gravity mill. Ultimate recovery rates (gravity separation followed by leaching the tailings with cyanide) were 78% and 70% for the two large samples processed. The potential exists to further improve these levels of recovery. The Company has high-grade proven and probable mineral reserves at San Carlos of 649,000 tonnes grading 7.67 g/t Au, for approximately 160,000 contained ounces. The Company continues to evaluate the potential to mine a portion of the San Carlos deposit through underground mining methods.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

East Estrella

Exploration drilling directly east of the Mulatos pit southeast wall began in late March after a detailed evaluation of previous drill hole data. Condemnation drillng of a waste dump site east of the Estrella Pit by Placer Dome in 1996 encountered a number of near-surface mineralized intercepts in the area. Assay results received to date confirm widespread gold-silver-copper mineralization in the area that appears more controlled, with north-south structures compared to the main Mulatos deposit. A previously undocumented stratiform silicified hydrothermal breccia was mapped on the pit wall in the northern part of the project area, which is believed to be related to the East Estrella system and has the potential of being gold-bearing. Resource expansion potential exists in the area; therefore a 21-hole drill program is being completed in 2012, and has been designed to drill test the area on roughly 50 m centres. Core holes will be needed for metallurgical testing once the area is drill defined.

Recent highlighted intercepts from drilling include:

•	2.34 g/t Au over 15.24 m (12SX042)

•	2.10 g/t Au over 30.48 m (12SX043)

•	6.00 g/t Au over 13.72 m (12SX044)

Exploration - Turkey

Exploration expenditures in Turkey in the second quarter of 2012 totalled $2.1 million. Four drill rigs were active throughout the second quarter, drilling a total of 33 holes (3,300 m).

Çamyurt

The Company published an initial pit-constrained inferred mineral resource estimate of 640,000 ounces of gold and 3.8 million ounces of silver at Çamyurt, applying a 0.2 g/t Au cut-off. The Çamyurt project is located approximately three kilometres (“km”) southeast of the Company’s development-stage Ağı Dağı project. Drilling at Çamyurt has defined a mineralized zone that is continuous for at least 1,200 m along strike, with additional potential to extend mineralization to the northeast and at depth. Gold mineralization is hosted within a tabular, steeply-dipping oxidized zone starting at surface and with a cross-strike width up to 150 m. The average drill spacing is approximately 55 m along strike, and 59 drill holes were used in the estimate. The new inferred mineral resource estimate for Çamyurt represents a significant addition to the Company’s resource base in Turkey. In addition, the average grade of the resource is substantially higher than at the Ağı Dağı and Kirazlı projects. The Company intends to upgrade and continue expanding resources at Çamyurt in 2012.

Firetower

The Ağı Dağı project is composed of two planned pits, Baba and Deli. The Firetower project is contiguous with the Baba deposit. Gold mineralization extends more than 880 m to the northeast, towards the Deli deposit, and is part of the Ağı Dağı resource area. Two drill rigs have operated on the project in 2012, drilling 5,600 m in 13 holes. A portion of the Firetower mineral resource area was included in the Company’s year-end 2011 mineral reserve and resource statement as inferred mineral resources. However, these were not incorporated into the June 2012 preliminary feasibility study as it included only measured and indicated resources. Upgrading these resources to measured and indicated will improve the economics of the Ağı Dağı project.

Q2 2012 RESULTS

Rock Pile

Rock Pile is an exploration target located immediately west of the planned Kirazlı pit. The previous operator collected 71 surface rock samples with an average grade of 3.8 g/t Au. The sampling area is 400 m long by 100 m wide and an inverse polarization (“IP”) survey identified probable zones of silicification that correspond to the sample area. Drilling is testing a portion of the Rock Pile target, and 1,960 m of drilling has been completed to date.

Recent highlighted intercepts include:

•	1.93 g/t Au over 14.6 m (12KD182)

•	1.19 g/t Au over 16.0 m (12KD183)

The work completed to date in 2012 has intersected oxide gold mineralization at surface over moderate widths, but has not yet been successful in identifying the gold grades identified in the previous operators rock chip sampling.

Financial Highlights

A summary of the Company’s financial results for the three and six-month periods ended June 30, 2012 and 2011 is presented below:

	Q2 2012	Q2 2011	YTD 2012	YTD 2011

Cash provided by operating activities before changes in non-cash working capital (000)(1)	$41,861	$27,749	$86,789	$54,754
Changes in non-cash working capital	$2,202	$9	($6,644)	$2,379
Cash provided by operating activities (000)	$44,063	$27,758	$80,145	$57,133

Earnings before income taxes (000)	$38,703	$24,874	$78,165	$50,316
Earnings (000)	$24,684	$15,494	$54,154	$33,351
Earnings per share
- basic	$0.21	$0.13	$0.45	$0.29
- diluted	$0.20	$0.13	$0.45	$0.28

Comprehensive income (000)	$24,276	$14,624	$53,574	$30,381
Weighted average number of common shares outstanding
- basic	119,636,000	116,843,000	119,288,000	116,688,000
- diluted	120,676,000	117,996,000	120,507,000	118,065,000

Assets (000) (2)			$666,163	$599,224

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Assets are shown as at June 30, 2012 and December 31, 2011.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Strong operating margins from higher realized gold prices and continued low cash costs contributed to the Company generating record cash provided by operating activities (after changes in non cash working capital) and strong earnings in the second quarter of 2012. Cash from operating activities after changes in non-cash working capital in the second quarter of 2012 of $44.1 million ($0.37 per basic share) increased 59% relative to the same period of 2011.

Earnings before income taxes in the second quarter of 2012 were $38.7 million or $0.32 per basic share, compared to $24.9 million or $0.21 per basic share in the second quarter of 2011. On an after-tax basis, earnings in the second quarter of 2012 of $24.7 million or $0.21 per basic share increased 61% over the comparable period of 2011.

On a year-to-date basis, cash flows from operations and earnings have increased substantially in the first half of 2012 relative to the same period in 2011. These increases have been attributable to higher revenues resulting from an increase in the number of ounces of gold sold and a higher realized gold price.

Gold Sales

Details of gold sales are presented below:

	Q2	Q2	YTD	YTD
	2012	2011	2012	2011

Gold sales (ounces)	50,000	37,800	91,745	76,986
Gold sales revenues (000)	$80,889	$56,864	$151,145	$111,240
Realized gold price per ounce	$1,618	$1,504	$1,647	$1,445
Average gold price for period (London PM Fix)	$1,610	$1,506	$1,651	$1,445

Gold sales revenues reached record levels in the second quarter of 2012 at $80.9 million, 42% higher than sales of $56.9 million in the second quarter of 2011. The increase in gold sales in the second quarter is attributable to an 8% increase in the realized gold price per ounce, in addition to a 32% increase in the number of ounces sold.

The Company generally enters into forward sales contracts in order to match sales contracts with the next expected delivery date. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. The realized gold price per ounce for the second quarter of 2012 was $1,618 per ounce, above the average gold price for the period. As at June 30, 2012, the Company did not have any significant derivative activity outstanding related to gold, and is therefore fully leveraged to future changes in the price of gold.

Assessment of Gold Market

The market price of gold continues to exhibit significant volatility. The spot market gold price was approximately $1,580 per ounce on July 24, 2012. At this gold price, the Company currently realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $1,150 per ounce.

Q2 2012 RESULTS

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	Q2	Q2	YTD	YTD
	2012	2011	2012	2011

Gold production (ounces) (1)	48,200	36,000	88,700	73,500
Gold sales (ounces)	50,000	37,800	91,745	76,986

Cash operating costs (000)(2)	$16,150	$13,417	$31,169	$27,075
- Per ounce sold	$323	$355	$340	$352

Royalties (000)(3)	$4,230	$2,885	$7,661	$5,486
Total cash costs (000)(4)	$20,380	$16,302	$38,830	$32,561
- Per ounce sold	$408	$431	$423	$423

Amortization (000)	$12,679	$5,979	$20,457	$11,704
Total production costs (000)(5)	$33,059	$22,281	$59,287	$44,265
- Per ounce sold	$661	$589	$646	$575

- Realized gold price per ounce	$1,618	$1,504	$1,647	$1,445
- Operating cash margin per ounce (6)	$1,210	$1,073	$1,223	$1,022

(1)	Reported gold production is subject to final refinery settlement.
(2)

“Cash operating costs” is a non-GAAP measure which includes all direct mining costs, refining and transportation costs and by-product credits. “Cash operating costs” is equivalent to mining and processing costs as reported in the Company’s financial statements, which is presented net of inventory adjustments.

(3)	Royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).
(4)

“Total cash costs” is a non-GAAP measure which includes all “cash operating costs” and royalties. “Total cash costs” is equivalent to mining and processing costs and royalties as reported in the Company’s financial statements.

(5)

“Total production costs” is a non-GAAP measure that includes all “total cash costs” and amortization. “Total production costs” is equivalent to mining and processing costs, royalties and amortization as reported in the Company’s financial statements.

(6)

“Operating cash margin per ounce” is a non-GAAP measure that is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Cash operating costs in the second quarter of 2012 were $323 per ounce of gold sold, well below the low end of the Company’s full year guidance range of $365 to $390 per ounce. Cash operating costs per ounce in the second quarter of 2012 were 9% lower relative to the same period of last year due to lower cost ounces produced from the gravity mill in the second quarter of 2012, as well as the weakening Mexican peso, offset by higher input costs. Amortization was $253 per ounce of gold sold in the second quarter of 2012, 60% higher than $158 per ounce in the same period of 2011. Amortization per ounce is higher in 2012 due to production from the Escondida high-grade zone, which contributes a higher amortization per ounce of production than low-grade ounces produced.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty. At gold prices above $400, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at June 30, 2012, the royalty was paid or accrued on approximately 900,000 ounces of applicable gold production. Royalty expense in the second quarter of 2012 of $4.2 million increased 45% from royalty expense of $2.9 million in the second quarter of 2011, attributable to a higher average market gold price and higher number of ounces produced.

Exploration

The Company’s accounting policy for exploration costs requires that exploration expenditures that do not meet the criteria for mine development be expensed as incurred, while costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are capitalized.

Total exploration spending in the second quarter of 2012 was $4.1 million, of which $2.8 million was expensed. Exploration spending in Mexico of $1.2 million was expensed, mainly related to drilling at East Estrella and Compadres, while $0.8 million was capitalized relating to drilling at San Carlos and El Victor North. In Turkey, $0.5 million of exploration costs supporting development of Ağı Dağı and Kirazlı were capitalized and $1.6 million was expensed, mainly related to drilling at the Firetower and Rock Pile exploration targets. In comparison, in the second quarter of 2011, exploration spending in Mexico of $1.2 million was expensed, while $0.8 million was capitalized relating to work performed on San Carlos. In addition in 2011, $1.4 million of exploration costs supporting development of Ağı Dağı and Kirazli was capitalized and $0.9 million was expensed.

Corporate and Administrative

Corporate and administrative expenses of $3.2 million in the second quarter of 2012 were 19% higher than $2.7 million incurred in the same period of 2011. Higher corporate and administrative costs were primarily the result of increased costs associated with the Company’s administration office in Turkey, greater salary costs related to new employees in the Toronto head office and increased travel costs.

Share-based Compensation

Share-based compensation expense, related to stock options and cash-settled stock appreciation rights (“SARs”), in the second quarter of 2012 was $1.4 million compared to $4.5 million in the comparable period of 2011. The value of share-based compensation expense related to stock options is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity. SARs are cash-settled liabilities, which are re-measured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income.

Q2 2012 RESULTS

All outstanding stock options and SARs grants are subject to vesting provisions. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option.

Share-based compensation expense in the second quarter of 2012 is comprised of $1.5 million related to the Company’s stock option plan, offset by a $0.1 million recovery related to the Company’s outstanding SARs liability. Total share-based compensation expense for the second quarter of 2012 was lower than in the same period of 2011 as a result of no stock options being granted in the period, as well as a downward revaluation of the SARs liability due to a lower share price as at June 30, 2012 than at March 31, 2012, which resulted in a recovery for the second quarter of 2012.

Finance Income

Finance income in the second quarter of 2012 was $0.9 million compared to $0.4 million in the second quarter of 2011, as a result of higher cash and short-term investment balances and higher average rates. Interest rates on deposit accounts and short-term investments remain near historically low levels.

Financing Expense

Financing expense includes accretion of the Company’s asset retirement and property acquisition obligation liabilities. The expense for the current quarter was comparable to the prior period.

Foreign Exchange Loss

The Company recognized a foreign exchange loss of $2.6 million in the second quarter of 2012, compared to a $0.3 million foreign exchange loss in the second quarter of 2011. Throughout the second quarter of 2012, the value of the United States dollar (“USD”) strengthened against two of the Company’s operating currencies, the Mexican peso (“MXN”) and Canadian dollar (“CAD”).

Significant foreign exchange movements in the second quarter of 2012 included, a $0.4 million foreign exchange loss on the Company’s Canadian dollar-denominated net assets, a $2.0 million foreign exchange loss on revaluation of the Company’s Mexican Peso-denominated net asset position, and a $0.2 million foreign exchange loss on revaluation of the Company’s net Turkish lira (“TRL”)-denominated asset position. Starting in the first quarter of 2012, the Company has classified the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss.

Income Taxes

Tax expense in the second quarter of 2012 was $14.0 million compared to $9.4 million in the second quarter of 2011. The Single Rate Tax Law (minimum tax) that came into effect in Mexico at the start of 2008 did not contribute to a higher tax expense in 2012, but may in future periods. The Company is cash taxable in Mexico and must calculate and provide for tax instalments on a monthly basis. The Company satisfies its tax liability through periodic instalment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The statutory income tax rate in Mexico for 2012 is 30%. In Canada, the combined federal and provincial statutory income tax rate is 26% in 2012. The effective tax rate for the second quarter of 2012 (calculated as a percentage of earnings before income tax) was 36%, higher than the statutory rate in Mexico and Canada. The effective tax rate results from a number of factors, many of which are difficult to forecast. In the second quarter of 2012, a net $0.9 million non-cash deferred tax expense was incurred to recognize the impact of foreign exchange movements, comprising a $3.1 million expense on revaluation of temporary tax differences associated with foreign currency denominated non-monetary assets and liabilities, offset by a $2.2 million recovery on the revaluation of the deferred tax balance. This resulted in a net $0.9 million expense as the Mexican peso weakened during the period. The Company expects the effective tax rate to continue to fluctuate in periods of significant change to Mexican peso and/or Turkish lira foreign exchange rates.

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	2010	2010	2011	2011	2011	2011	2012	2012

Gold production (ounces)	30,200	45,800	37,500	36,000	33,000	46,500	40,500	48,200

	28,000	44,507	39,186	37,800	28,790	45,224	41,745	50,000
Gold sales (ounces)

Gold sales revenues ($000)	34,336	60,791	54,376	56,864	47,191	76,317	70,256	80,889

Earnings from operations ($000)	11,331	28,058	25,245	25,231	20,038	35,723	37,047	40,447

	20,472	18,333	17,857	15,494	5,436	21,294	29,470	24,684
Earnings ($000)
Earnings ($ per share) – basic/diluted	0.18/ 0.17	0.16	0.15	0.13	0.05	0.18	0.25/ 0.24	0.21/ 0.20

Gold sales revenues generally trended higher over the past eight quarters as the Company has benefited from rising gold prices. Higher realized gold prices and gold sales have resulted in generally improved financial results. Gold production in the first and fourth quarters are generally higher than in the second and third quarters of the year, which can be adversely affected by weather-related production issues. The third quarter rainy season in northwestern Mexico adversely impacted gold production, sales and operating results in 2011 and 2010. Seasonal conditions could continue to impact production and financial results in future periods if rainfall is significantly above or below seasonal averages.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, amounts receivable, available-for-sale and held-for-trading securities, accounts payable and accrued liabilities and deferred tax liabilities, some of which are denominated in CAD, MXN and TRL. The Company is exposed to financial gains or losses as a result of foreign exchange movements against the USD.

Q2 2012 RESULTS

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments that provide a revised rate of interest upon maturity. At June 30, 2012, the majority of the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity on acquisition of greater than 90 days.

The majority of the Company’s cash balances are held in USD; however, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TRL. The Company may enter into derivative contracts in order to manage its exposures to fluctuations in foreign exchange rates to the CAD, MXN, or TRL. As at June 30, 2012, the Company had outstanding contracts to deliver $10 million CAD in exchange for a fixed amount of USD at future dates up to September 2012, with CAD:USD rates of 1:1. The mark-to-market gain associated with these contracts as at June 30, 2012 was nominal.

The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD cash and investment balances, which are not fully offset by CAD-denominated liabilities. This resulted in a loss of $0.4 million for the period, given the strengthening of the CAD.

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/USD exchange rate resulting from its MXN-denominated taxes payable and deferred tax liability balances. For the period ended June 30, 2011, the Company’s net MXN-denominated liability position resulted in a foreign exchange gain of approximately $0.2 million, of which $2.0 million loss was classified within foreign exchange loss and a $2.2 million gain was recorded in deferred tax expense.

At June 30, 2012 the Company’s TRL-denominated net monetary assets mainly consisted of TRL-denominated cash and short-term investments, in addition to value-added tax (“VAT”) receivables. This exposure contributed to a $0.2 million foreign exchange loss for the quarter due to the strengthening of the TRL compared to the USD during the period.

Liquidity and Capital Resources

At June 30, 2012, the Company had $281.5 million in cash and cash equivalents and short-term investments compared to $222.6 million at December 31, 2011. The increase in total cash and cash equivalents and short-term investments of $58.9 million reflects positive cash flows from operations and financing activities offset primarily by capital spending in Mexico and Turkey. Significant cash inflows in the second quarter of 2012 included $44.1 million cash provided by operating activities, and $5.4 million cash proceeds on the exercise of stock options. Significant cash outflows in the second quarter of 2012 included $10.2 million of capital and exploration expenditures in Mexico and Turkey and $12.0 million in dividend payments. The Company’s working capital surplus increased to $313.9 million at June 30, 2012 from $251.1 million at December 31, 2011.

The Company has ongoing budgeted capital and exploration expenditures in Mexico and significant budgeted exploration and development costs in Turkey for 2012. The Company expects to invest in development and construction activities at its projects in Turkey over the next several years and expects to be able to finance these from a combination of existing

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

cash balances and operating cash flows. The Company paid a semi-annual dividend of $0.10 per share in the second quarter of 2012 and will continue to evaluate its dividend policy with the objective of maximizing shareholder returns.

Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at June 30, 2012.

Changes in Internal Control over Financial Reporting

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at June 30, 2012 and have concluded that these controls and procedures are effective.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Q2 2012 RESULTS

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

July 24, 2012
Common shares
- Common shares outstanding	119,856,708

Stock options
- Average exercise price CAD$13.78; approximately 87% exercisable	4,860,000

Total	124,716,708

Outlook

The Company continues to anticipate that it will produce between 200,000 and 220,000 ounces of gold in 2012 at a cash operating cost of $365 to $390 per ounce of gold sold, exclusive of the 5% royalty. Based on production in the first half of 2012 and the continuing ramp-up of the gravity mill to design recoveries, the Company expects that full-year 2012 production will likely be toward the lower end of the guidance range.

The Mulatos Mine remains on track to produce its one millionth ounce of gold this year. The Company’s mineral reserve and resource update released in the first quarter of 2012 confirmed that the life of the Mulatos Mine remains unchanged at nine years. Exploration success at Mulatos has resulted in replacing mined mineral reserves each year since the start of production in 2005.

In Turkey, the Company has published a robust preliminary feasibility study summary of the Ağı Dağı and Kirazlı projects and plans to submit the full 43-101 technical report in a matter of weeks. The Company is focused on completing and submitting the final EIAs for Kirazlı and Ağı Dağı, and expects responses from the government in the first and second quarters of 2013. The Company is also committed to aggressively drilling the Çamyurt project to bring the inferred resource ounces to the measured and indicated categories; this is the next step in fast-tracking the project toward production.

The Company has further enhanced its financial position with continuing strong cash flows from operations and is debt-free with over $280 million in cash and short-term investments. This will enable the Company to finance its immediate capital, development and exploration plans, as well as provide significant funding for organic growth or acquisitions.

Adoption of accounting policy effective January 1, 2012

International Financial Reporting Interpretations Committee (“IFRIC”) Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine was issued in October 2011, and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRIC 20 sets out the criteria for the capitalization of production stripping costs to non-current assets, and states that the stripping activity is recognized as

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

a component of the larger asset to which it relates. In addition, IFRIC 20 requires companies to ensure that capitalized costs are amortized over the useful life of the component of the ore body to which access has been improved due to the stripping activity. The Company adopted the amendments in its financial statements for the period beginning on January 1, 2012.

Future accounting policy changes not yet in effect

The following are new pronouncements approved by the IASB. The following new standards and interpretations are not yet effective and have not been applied in preparing these financial statements; however, they may impact future periods.

(i) IFRS 9 Financial Instruments was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The impact of IFRS 9 on the Company’s financial instruments has not been determined.

(ii) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities (“SPEs”). IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. The impact of adoption of IFRS 10 on the consolidated financial statements has not been determined.

(iii) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this standard earlier, it does not need to apply IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. Given the nature of the Company’s interests in other entities, the Company does not expect the amendments to have a material impact on the financial statements.

(iv) IFRS 13 Fair Value Measurement was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance

Q2 2012 RESULTS

contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on earnings or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of IFRS 13 has not yet been determined.

(v) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. IAS 1 should be applied retrospectively, but early adoption is permitted. The amendments require that an entity present separately the items of Other comprehensive income (“OCI”) that may be reclassified to earnings in the future from those that would never be reclassified to earnings. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the earnings and other comprehensive income in two statements has remained unchanged. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of the amendments has not yet been determined.

Forward-Looking Statements

Except for historical information contained in this management’s discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

This MD&A contains forward-looking statements concerning the Company’s plans for its properties and other matters within the meaning of Section 21E of the Securities Exchange Act of the United States. Forward-looking statements include, but are not limited to: statements with respect to anticipated commencement dates of mining expansions; potential expansion costs; operations; projected quantities of future metal production; anticipated production rates and mine life; operating efficiencies; costs and expenditures and conversion of mineral resources to proven and probable reserves; and other information that is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning proven and probable reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Exploration

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

results that include geophysics, sampling and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The Company has made projections of its annual production and operating costs based on an annual budget, which incorporates assumptions based on mining in sequence its mineral reserves at projected rates of tonnes and grade, assessing probable costs for mining and processing activities, projecting reasonable foreign exchange rates and achieving indicated rates of gold recovery derived from laboratory testing and historical experience. These assumptions are considered reasonable in the circumstances, but may be subject to change as additional information becomes available.

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income include “Mine operating costs”, “Earnings from mine operations” and “Earnings from operations”. These measures are intended to provide an indication of the Company’s mine and operating performance. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the

Q2 2012 RESULTS

method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs. non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.